UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

DIRTT Environmental Solutions Ltd.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

25490H106
(CUSIP Number)

Shaun Noll
2494 Sand Hill Rd.,
Menlo Park, CA, 94025
(415) 284-7486
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 16, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25490H106	Page 2

1	NAMES OF REPORTING PERSONS
726 BF LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
8,052,621

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
8,052,621

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,052,621

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based upon 85,334,555 shares of common stock, no par value per share (the “Common Shares”) outstanding as of October 29, 2021, as disclosed in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission (“SEC”) on November 3, 2021.

CUSIP No. 25490H106	Page 3

1	NAMES OF REPORTING PERSONS
Peter Briger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
8,052,621

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
8,052,621

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,052,621

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based upon 85,334,555 Common Shares outstanding as of October 29, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 3, 2021.

CUSIP No. 25490H106	Page 4

1	NAMES OF REPORTING PERSONS
726 BC LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
3,059,048

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
3,059,048

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,059,048

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based upon 85,334,555 Common Shares outstanding as of October 29, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 3, 2021.

CUSIP No. 25490H106	Page 5

1	NAMES OF REPORTING PERSONS
Matthew Briger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
3,059,048

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
3,059,048

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,059,048

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based upon 85,334,555 Common Shares outstanding as of October 29, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 3, 2021.

CUSIP No. 25490H106	Page 6

1	NAMES OF REPORTING PERSONS
Shaun Noll

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
363,957

	8	SHARED VOTING POWER
11,111,669

	9	SOLE DISPOSITIVE POWER
363,957

	10	SHARED DISPOSITIVE POWER
11,111,669

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,475,626

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based upon 85,334,555 Common Shares outstanding as of October 29, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 3, 2021.

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, no par value per share (the “Common Shares”), of DIRTT Environmental Solutions Ltd., an Alberta, Canada corporation (the “Issuer”).  The address of the Issuer's principal executive offices is 7303 30th Street S.E., Calgary, Alberta, Canada T2C 1N6.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Pursuant to Rule 13d-1(k)(1), this Statement is being filed jointly by the following persons (collectively, the “Reporting Persons”):*

•	726 BF LLC (“726 BF”);
•	Peter Briger;
•	726 BC LLC (“726 BC”);
•	Matthew Briger; and
•	Shaun Noll

* The Reporting Persons have entered into a joint filing agreement, dated as of November 16, 2021, a copy of which is attached hereto as Exhibit 99.1.

(b)
The principal business address of each of 726 BF and Peter Briger is 314 Lytton Avenue, Suite 200, Palo Alto, CA 94301. The principal business address of each of 726 BC and Matthew Briger is 455 North City Front Plaza Drive, Suite 1730, Chicago, IL 60611. The principal business address of Shaun Noll is 2494 Sand Hill Rd., Menlo Park, CA, 94025.

(c)	726 BF

The principal business of 726 BF, a Delaware limited liability company, is investing in securities.

Peter Briger

The principal occupation of Peter Briger, a United States citizen, is investing in securities, including as the Manager of 726 BF.

726 BC

The principal business of 726 BC, a Delaware limited liability company, is investing in securities.

Matthew Briger

The principal occupation of Matthew Briger, a United States citizen, is investing in securities, including as the Manager of 726 BC.

Shaun Noll

The principal occupation of Shaun Noll, a United States citizen, is serving as the Chief Investment Officer and President of both 726 BC and 726 BF.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 2(c) above.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date hereof, and as reflected in this Statement, the Reporting Persons beneficially own an aggregate of 11,475,626 Common Shares (the “Subject Shares”).

The Subject Shares were acquired by or on behalf 726 BF, 726 BC or Shaun Noll in open-market purchases using personal funds of the natural persons among the Reporting Persons (including to fund working capital of 726 BF and 726 BC).  The aggregate consideration paid for the Subject Shares purchased by the Reporting Persons, including brokerage commissions, was approximately $24,712,965.

ITEM 4.	PURPOSE OF TRANSACTION

The Subject Shares were acquired for investment purposes. Each of the Reporting Persons (directly or through advisors) may from time to time conduct analyses and engage in discussions with some or all of the Issuer’s Board of Directors (the “Board”), management, other shareholders, and other interested third parties, concerning the business, assets, capitalization, financial condition, operations, governance, management, and strategic future plans of the Issuer, all of which could relate to or result in one or more of the types of transactions or results described in paragraphs (a)-(j) of Item 4 to Schedule 13D

Each of the Reporting Persons intends to review its investment in the Issuer on a continuing basis and may, from time to time and at any time in the future depending on various factors, including without limitation the outcome of any analyses and discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Shares, other investment opportunities available to such  Reporting Person, conditions in the securities market and general economic and industry conditions, take such actions with respect to the Subject Shares and the Common Shares more generally as such Reporting Person deems appropriate, including:  (i) acquiring additional Common Shares and/or other equity or other securities of the Issuer (or derivative or other instruments that are based upon or relate to the value thereof) (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; or (iii) engaging in any hedging or similar transactions with respect to the Securities.

Except as set forth herein, the Reporting Persons have no plans and have made no proposals concerning the matters described in paragraphs (a)-(j) of Item 4 to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The aggregate percentage of the outstanding Common Shares reported as beneficially owned by each Reporting Person is based upon 85,334,555 Common Shares outstanding as of October 29, 2021, as disclosed in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 3, 2021.

726 BF is the record owner of, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 8,052,621 Common Shares, representing 9.4% of the outstanding Common Shares.  Peter Briger, as the Manager of 726 BF, beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 8,052,621 Common Shares beneficially owned by 726 BF, representing 9.4% of the outstanding Common Shares.

726 BC is the record owner of, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 3,059,048 Common Shares, representing 3.6% of the outstanding Common Shares.  Matthew Briger, as the Manager of 726 BC, beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 3,059,048 Common Shares beneficially owned by 726 BC, representing 3.6% of the outstanding Common Shares.

Shaun Noll is the record owner of, and has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 363,957 Common Shares, representing 0.4% of the outstanding Common Shares.  In addition, Shaun Noll, as the Chief Investment Officer and President of both 726 BC and 726 BF, has been delegated power to vote and dispose of the 8,052,621 Common Shares owned by 726 BF and the 3,059,048 Common Shares owned by 726 BC and, accordingly, may be deemed to beneficially own the shares of the Issuer owned directly by such entities, reflecting, in the aggregate, 13.0% of the outstanding Common Shares.  Together with the Common Shares that he directly owns, Shaun Noll may be deemed the beneficial owner of an aggregate of 11,475,626 Common Share, representing 13.4% of the outstanding Common Shares.

(c)	No Reporting Person has made any transaction in the Issuer’s Common Shares during the past sixty (60) days.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated November 16, 2021

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 16, 2021

726 BF LLC

By:	/s/ Shaun Noll
Name: Shaun Noll
Title: Chief Investment Officer and President

PETER BRIGER

By:	/s/ Shaun Noll
Name: Shaun Noll attorney-in-fact for Peter Briger

726 BC LLC

By:	/s/ Shaun Noll
Name: Shaun Noll
Title: Chief Investment Officer and President

MATTHEW BRIGER

By:	/s/ Matthew Briger
Name: Shaun Noll attorney-in-fact for Matthew Briger

SHAUN NOLL

By:	/s/ Shaun Noll
Name: Shaun Noll

EXHIBIT 99.1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to such statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entity or person, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  November 16, 2021

726 BF LLC

By:	/s/ Shaun Noll
Name: Shaun Noll
Title: Chief Investment Officer and President

PETER BRIGER

By:	/s/ Shaun Noll
Name: Shaun Noll attorney-in-fact for Peter Briger

726 BC LLC

By:	/s/ Shaun Noll
Name: Shaun Noll
Title: Chief Investment Officer and President

MATTHEW BRIGER

By:	/s/ Matthew Briger
Name: Shaun Noll attorney-in-fact for Matthew Briger

SHAUN NOLL

By:	/s/ Shaun Noll
Name: Shaun Noll